June 25, 2025

Xiameng Ding
Chief Executive Officer
HCYC Holding Company
HCYC Group Company Limited
Suite 1008, 10/F., Ocean Centre, Harbour City
5 Canton Road, Tsim Sha Tsui, Hong Kong

       Re: HCYC Holding Company
           HCYC Group Company Limited
           Amendment No. 4 to Registration Statement on Form F-4
           Filed June 13, 2025
           File No. 333-282624
Dear Xiameng Ding:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 2, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-4
Summary of the Proxy Statement/Prospectus
Redemption Rights, page 47

1. We note your response to prior comment 6 and your revised disclosure describing the shareholders' redemption rights. Please further expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption, such as extensions of deadlines to consummate the merger or other events. June 25, 2025
Page 2
Related Party Transactions, page 151

2. We note your response to our prior comment 1. Please update information in this section to include 2024 related party transactions listed on pages F-69 and F-70 or advise. In addition, disclose that you have included in this section all related party transactions for the last three fiscal years and up to the most recent date. Finally, identify each related party referenced in this section and explain how they are a related party.

       Please contact Lory Empie at 202-551-3714 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:   Michael J. Blankenship, Esq.